SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                              Commission File Number     0-49611

                           NOTIFICATION OF LATE FILING

(Check One):   [   ]  Form 10-K     [   ]  Form 11-K       [   ]  Form 20-F
               [ X ]  Form 10-Q     [   ]  Form N-SAR

         For Period Ended:  September 30, 2002
                            ---------------------------------------

[  ]  Transition Report on Form 10-K       [  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F       [  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

         For the Transition Period Ended:   n/a
                                         --------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: n/a


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    MILLENNIUM BANKSHARES CORPORATION
                           -----------------------------------------------------

Former name if applicable  n/a
                           -----------------------------------------------------

Address of principal executive office (Street and number)  1601 Washington Plaza
                                                           ---------------------

City, state and zip code  Reston, Virginia  20190
                          ------------------------------------------------------

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed
    [X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

                  As disclosed in Part IV(3) below, the Registrant is experiencing difficulty in finalizing certain required disclosures in order to complete the filing of its Form 10-QSB for the quarter ended September 30, 2002 by the prescribed due date. It is anticipated that such information will be produced and that the Form 10-QSB will be filed shortly. The foregoing difficulty could not be eliminated by the Registrant without unreasonable effort and expense, including hiring (if available) additional professional staff on a short-term basis.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                Janet A. Valentine                 703             464-0100
--------------------------------------------------------------------------------
                    (Name)                     (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         In the third quarter of 2001, the Registrant had net income of $211,000, compared to a net loss of $910,000 in the third quarter of 2002.

                        MILLENNIUM BANKSHARES CORPORATION
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 2002               By:  /s/ Janet A. Valentine
                                            ------------------------------------
                                            Janet A. Valentine
                                            Chief Financial Officer


                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).